United States securities and exchange commission logo





                              October 26, 2020

       Cheng Chen
       Chief Executive Officer
       RON Holding Ltd
       No. 26 Culture Road, Tianshan District
       Urumqi, Xinjiang, China

                                                        Re: RON Holding Ltd
                                                            Confidential Draft
Registration Statement on Form F-1
                                                            Filed September 30,
2020
                                                            CIK No. 0001825349

       Dear Mr. Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please revise the summary to clearly explain the impact on your operations of COVID-19, rather than a
one-sentence bullet on page 2.
       Enforceability of Civil Liabilities, page 44

   2.                                                   Please file the consent
of each counsel mentioned in this section.
 Cheng Chen
FirstName LastNameCheng  Chen
RON Holding   Ltd
Comapany
October 26,NameRON
            2020     Holding Ltd
October
Page 2 26, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 59

3. Please revise your disclosures under the Provision for Income Taxes to more fully and clearly explain when and under what circumstances you expect favorable income tax rates to no longer be applicable to the company.

Liquidity and Capital Resources, page 66

4. You disclose that you are a holding company and a substantial part of your business operations are conducted through the contractual arrangements between each UFG Entity and Xinjiang United Family. As a result, you currently rely for your revenue on dividends payments from Xinjiang United Family after it receives payments from the UFG Entities pursuant to the exclusive service agreements. Please address if there are any restrictions on your ability to declare dividends and discuss the potential impact on your liquidity, financial condition and results of operations, including disclosures similar to those required by Rule 4-08(e) of Regulation S-X.
5. You disclose that you advanced approximately $1.9 million to a related party in 2018 that was subsequently repaid in 2019. Please disclose and discuss the reason for the loan.
         Although we note you refer to "business purposes" in the notes to your financial statements, it is not clear what the loan related to or why it was funded. Please also disclose and discuss whether you intend to continue to provide related party loans in the future and, if applicable, address the potential risks and consequences of such loans on your liquidity.

Related Party Transactions, page 116

6. Please update the disclosure in this section to be as of the most recent practicable date.
Shares Eligible For Future Sale, page 133

7. The fourth paragraph on this page implies that your shareholders will sell shares in this offering, contrary to your disclosure on page 143. Please reconcile. Financial Statements
General, page F-1

8. Please provide updated interim financial statements and all related disclosures as required by Item 8(A)(5) of Form 20-F.
 Cheng Chen
FirstName LastNameCheng  Chen
RON Holding   Ltd
Comapany
October 26,NameRON
            2020     Holding Ltd
October
Page 3 26, 2020 Page 3
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-13

9.       Please revise your disclosures to address the following:
             disclose the amount of revenue you recognized during each period that was included in deferred revenue at the beginning of the period as required by ASC 606-10-50-
             8(b); and
             provide additional disclosures related to your remaining performances obligations and the judgements you use to allocate amounts to performance obligations as required by ASC 606-10-50-13, 50-17 and 50-20.

Recent Accounting Pronouncements, page F-18

10. You disclose that for public business entities, ASU No. 2019-12, Income Taxes (Topic
         740) Simplifying the Accounting for Income Taxes, is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Given your intention to take advantage of the extended transition period provided in Section
         7(a)(2)(B) of the Securities Act, please also disclose the date on which you will adopt this accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.
Note 13 - Subsequent Events, page F-28

11. Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-
         50-1.
General

12. Please tell us why you marked the box on the cover page indicating that you intend to offer shares of a delayed or continuous basis, given your disclosure that this is an underwritten offering.
       You may contact Ernest Greene at (202) 551-3733 or Anne McConnell,
Senior
Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram,
Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
 Cheng Chen
RON Holding Ltd
FirstName
October 26,LastNameCheng
                2020       Chen
Comapany
Page    4      NameRON Holding Ltd
October 26, 2020 Page 4
cc:       Ying Li
FirstName LastName